Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

www.devvstream.com

DevvStream Announces Delay in Filing Annual Financial Statements

VANCOUVER, BC, October 30, 2024 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, today announced that its annual financial statements for the year ended July 31, 2024, including the related management discussion and analysis, annual information form, and CEO and CFO certifications (collectively, the “Annual Financial Filings”) were not filed by the required filing deadline of October 29, 2024 (the “Filing Deadline”).

The Company had expected to complete its previously announced business combination transaction with Focus Impact Acquisition Corp. (the “De-SPAC Transaction”) prior to the Filing Deadline, and accordingly the Company intended to apply to cease to be a reporting issuer in the provinces of British Columbia, Alberta, and Ontario, in which case the Annual Financial Filings would not have been required.  Since the De-SPAC Transaction did not complete prior to the Filing Deadline, the Company is now in the process of preparing the Annual Financial Filings but was unable to finalize the Annual Financial Filings by the Filing Deadline.

The Company is working on the steps required to complete the Annual Financial Filings and expects to be able to file the Annual Financial Filings by November 26, 2024. The Company will provide updates as further information relating to the Annual Financial Filings becomes available.

The Company has applied to the applicable securities regulatory authorities and received a management cease trade order (“MCTO”) imposed against the Chief Executive Officer and Chief Financial Officer of the Company precluding them from trading securities of the Company. The MCTO will be in effect until the Annual Financial Filings are filed and requires that the Annual Financial Filings be filed on or before December 30, 2024.

Until the Annual Financial Filings are filed, the Company intends to issue bi-weekly default status reports in accordance with National Policy 12-203 - Management Cease Trade Orders.  The Company intends to satisfy the provisions of the Alternative Information Guidelines during the period it remains in default of the filing requirements. The Company confirms that there is no other material information relating to its affairs that has not been generally disclosed.

About DevvStream

Founded in 2021, DevvStream is a leading authority in the use of technology in carbon project development. The Company’s mission is to create alignment between sustainability and profitability, helping organizations achieve their climate initiatives while directly improving their financial health. With a pipeline of over 140 technology-based projects worldwide, DevvStream makes it simple for corporations and governments to address their net-zero goals while generating premium carbon credits in the process. DevvStream takes a programmatic approach to evaluating project opportunities, and co-develops projects spanning energy-efficient buildings, facilities and homes, industrial facilities, LED systems, EV charging stations, and technologies to seal oil wells. The Company’s end-to-end proprietary solution removes the risk and complexity from every step, allowing organizations to move from project ideation to credit monetization with ease. The result is a multi-year stream of carbon credit revenue that transforms sustainability into a financial investment. In addition, for organizations that need help to offset their most difficult-to-reduce emissions, we also provide premium carbon credits for purchase.

Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

Cautionary Statement Regarding “Forward-Looking” Information

This news release contains statements and information that, to the extent that they are not historical fact, constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information may include, without limitation, statements related to the timing and completion of the Annual Filings and other statements regarding the future developments and the business and options of the Company. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, including, but not limited to, statements relating to the Company’s financial performance, business development, results of operations, and those listed in filings made by the Company with the Canadian securities regulatory authorities (which may be viewed at www.sedarplus.ca). Accordingly, readers should not place undue reliance on any such forward looking information. Further, any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for the Company’s management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company does not undertake any obligation to update any forward-looking information to reflect information, events, results, circumstances or otherwise after the date hereof or to reflect the occurrence of unanticipated events, except as required by law including securities laws.

Cboe Canada has neither approved nor disapproved the contents of this news release. Cboe Canada does not accept responsibility for the adequacy or accuracy of this release.

On Behalf of the Board of Directors,
Sunny Trinh, CEO

DevvStream Media & Investor Contacts
DevvStream@icrinc.com
info@fcir.ca
Phone: (332) 242-4316